VIRTUS OIL AND GAS CORP.

1517 San Jacinto Street

Houston, Texas 77002

(281) 806-5000

August 7, 2015

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Oil and Gas Corp.
Registration Statement on Form S-1
File No. 333-205237

Dear Mr. Schwall:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 3:00 p.m. Eastern Standard Time, Monday, August 10, 2015, or as soon thereafter as practicable.

Additionally, Virtus Oil and Gas Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, Thomas Pritchard at 713-209-2911.

Yours truly,

/s/ Rupert Ireland

Rupert Ireland

Chief Executive Officer